UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On January 4, 2019, Summit Therapeutics plc (the “Company”) announced the results of the resolutions proposed at the Company’s previously announced general meeting of shareholders in connection with the proposed subscription (the “Subscription”) by Mr. Robert W. Duggan of an aggregate of 15,625,000 of the Company’s American Depositary Shares (“ADSs”), representing an aggregate of 78,125,000 ordinary shares, par value £0.01 per share, of the Company (the “New Ordinary Shares”). All of the resolutions were duly approved by the Company’s shareholders by way of a poll.

As a result, the Subscription is expected to close on or about January 8, 2019, subject to the satisfaction of certain customary closing conditions and the admission of the New Ordinary Shares underlying the ADSs to trading on AIM pursuant to Rule 6 of the AIM Rules for Companies as published from time to time by London Stock Exchange plc.

The full text of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K, including Exhibit 99.1 hereto, does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or in any other jurisdiction.

Forward-Looking Statements

Any statements in this Form 6-K about the Company’s future expectations, plans and prospects, including but not limited to, statements about whether or not the Company will consummate the Subscription, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialization of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and

Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this Form 6-K represent the Company’s views only as of the date of this Report and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Form 6-K.

The information in this Form 6-K, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated January 4, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: January 4, 2019	By:	/s/ Glyn Edwards
Glyn Edwards Chief Executive Officer